

April 4, 2025

U.S. Securities & Exchange Commission
100 F Street, NE
Washington DC 20549-3561

Re: Change in Principals-Form SBSE-A

To whom it may concern:

The following two changes are being made to Truist Bank Security-Based Swap Dealer Principals.

An individual that served as a Principal of the Truist Bank Security-Based Swap Dealer has moved to a new role in Truist and is being removed as Principal. The individual is:

Kayvan "James" Pirouz, NFA ID 0533146 and the termination date as Principal is January 30, 2025.

The Truist Bank Security-Based Swap Dealer has onboarded a new Principal:

Ileana I-On Chu, NFA ID 0569405, approved by the NFA as a Truist Bank Swap Dealer Principal on March 13, 2025.

Thank you,
Stephen DeRubertis
Vice President, Senior Compliance Officer
227 W. Monroe Street, Chicago, IL 60606